December 19, 2007

Amanda McManus

Branch Chief-Legal

Division of Corporate Finance

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Re:

Fidelity Aviation Corporation. .

Amendment 2 to Registration Statement on Form SB-2 filed on December 19, 2007

File No.: 333-146758

Dear Ms McManus:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the Company’s registration statement be accelerated, so that it will become effective at 10:00 a.m. on December 21, 2007, or as soon thereafter as practicable.

In conjunction with this request for acceleration, we represent and acknowledge the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Fidelity Aviation Corporation.

/s/ John Schoenauer, CEO